Exhibit 99.5

NOTICE OF RELIANCE SECTION 13.4 OF NATIONAL INSTRUMENT 51-102 CONTINUOUS DISCLOSURE OBLIGATIONS

To:
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities Services, Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Department of Justice and Public Safety, Financial and Consumer Services Division, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan
Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedarplus.ca.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: August 6, 2026

BELL CANADA
By:	(signed) Thierry Chaumont
Name:	Thierry Chaumont
Title:	SVP Controller, Tax, Pension & Benefits

BELL CANADA

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION (1)
For the periods ended June 30, 2026 and 2025
(in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2025 and the unaudited consolidated interim financial report for the six months ended June 30, 2026.

For the periods ended June 30:

	BCE INC. ("CREDIT SUPPORTER") (2)				BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)				SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA (3)				CONSOLIDATING ADJUSTMENTS (4)				BCE INC. CONSOLIDATED
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	Three months	Three months	Six months	Six months	Three months	Three months	Six months	Six months	Three months	Three months	Six months	Six months	Three months	Three months	Six months	Six months	Three months	Three months	Six months	Six months
Operating revenues	—	—	—	—	6,176	6,085	12,344	12,015	—	—	—	—	—	—	—	—	6,176	6,085	12,344	12,015
Net earnings from continuing operations attributable to owners	597	619	1,250	1,290	600	626	1,250	1,302	24	24	49	60	(624)	(650)	(1,299)	(1,362)	597	619	1,250	1,290
Net earnings attributable to owners	597	619	1,250	1,290	600	626	1,250	1,302	24	24	49	60	(624)	(650)	(1,299)	(1,362)	597	619	1,250	1,290

As at June 30, 2026 and December 31, 2025, respectively:

	BCE INC. ("CREDIT SUPPORTER") (2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA (3)		CONSOLIDATING ADJUSTMENTS (4)		BCE INC. CONSOLIDATED
	June 30, 2026	Dec. 31, 2025	June 30, 2026	Dec. 31, 2025	June 30, 2026	Dec. 31, 2025	June 30, 2026	Dec. 31, 2025	June 30, 2026	Dec. 31, 2025
Total Current Assets	538	1,156	7,543	7,451	304	255	(841)	(1,455)	7,544	7,407
Total Non-current Assets	23,999	22,970	66,679	65,939	21	21	(17,201)	(16,172)	73,498	72,758
Total Current Liabilities	530	965	10,525	13,265	82	81	(841)	(1,455)	10,296	12,856
Total Non-current Liabilities	144	141	45,873	43,303	—	—	551	555	46,568	43,999

(1) The summary financial information is prepared in accordance with IFRS® Accounting Standards and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises..

(2) This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3) This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4) This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.